NXT COMPLETES SMALL PRIVATE PLACEMENT

Tuesday, June 16, 2009

NXT Energy Solutions Inc.
“SFD” – TSX-V “NSFDF” – NASDAQ OTCBB

CALGARY, ALBERTA- NXT Energy Solutions Inc. ("NXT" or the "Company") announces that it has closed a private placement financing of 25,000 common shares of the Company ("Common Shares") at a price of Cdn. $2.01 per Common Share for aggregate gross proceeds of $50,250.  The subscriber to this private placement is a spouse of an officer of the Company and this private placement satisfies a commitment to acquire Common Shares that originated in 2008.  The Common Shares are subject to a four month hold period.

NXT is in the business of providing wide-area airborne services to clients utilizing its proprietary SFD Survey System to search for new oil and gas fields.  The Company rapidly identifies and ranks prospective areas with sub-surface structure and reservoir potential.  Our service provides an efficient, cost effective method for surveying large tracts of land and delivering an inventory of high impact SFD qualified prospects.

For further information contact:

Ken Rogers, VP Finance and CFO	Dave Burwell
NXT Energy Solutions Inc.	The Howard Group Inc.
505 — 3rd Street, S.W., Suite 1400	300, 1032 - 17th Avenue SW
Calgary, Alberta, Canada T2P 3E6	Calgary, AB, Canada T2T 0A5
Tel: (403) 264-7020	T: 403-410-7907
Fax: (403) 264-6442	F: 403-237-8387
nxt_info@nxtenergy.com	info@howardgroupinc.com
www.nxtenergy.com	www.howardgroupinc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.